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10028272

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[ANN]UAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwinds Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 N. MICHIGAN AVE., STE 4310
(No. and Street)

CHICAGO (City) IL (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROOKWEINER L.L.C.
(Name – *if individual, state last, first, middle name*)

125 S. WACKER DRIVE STE 1000 (Address) CHICAGO (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
120

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, PHILIP KAMPF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROOKWEINER L.L.C., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Roswitha I. Wolfram

Notary Public


OFFICIAL SEAL
ROSWITHA I WOLFRAM
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/08/12

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHWINDS ADVISORS LLC
(FORMERLY KNOWN AS THE GEMINI SECURITIES GROUP LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2009 AND 2008


BROOKWEINER L.L.C.
Certified Public Accountants • Business Consultants

TABLE OF CONTENTS

	Page
Annual Audited Report Form X-17A-5 Part III	1-2
Financial Statements	
Independent Auditors' Report	3-4
Statements of Financial Condition	5
Statements of Loss	6
Statements of Changes in Members' Capital	7
Statements of Cash Flows	8
Notes to Financial Statements	9-10
Supplementary Information	
Computation of Net Capital Under Rule 15c3-1	11
Computation for Determination of Reserve Requirements Under Exhibit A of Rule15c3-3	12

BROOKWEINER L.L.C.℠
Certified Public Accountants • Business Consultants

125 South Wacker Drive • 10th Floor • Chicago, Illinois 60606-4433
E-mail: bwmail@brookweiner.com • Web: www.brookweiner.com
312/629-0900 • Fax 312/629-0901

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members
Northwinds Advisors LLC

We have audited the accompanying statements of financial condition of Northwinds Advisors LLC, formerly known as The Gemini Securities Group LLC, as of December 31, 2009 and 2008, and the related statements of loss, changes in members' capital and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company maintains its operations in accordance with subparagraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934; and as a result is not subject to other provisions of that rule. Accordingly, the Company did not safekeep nor handle securities and, therefore, did not have procedures established for such.

A reconciliation of the computation of net capital with the Company's corresponding most recent unaudited FOCUS report, Part II-A of the Financial and Operational Combined Uniform Single Report, did not disclose any material differences, only minor discrepancies, as described in the attached supplementary schedule.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwinds Advisors LLC as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital under Rule 15c3-1 and computation for determination of reserve requirements under Exhibit A of Rule 15c3-3 on pages 11 and 12 is presented for supplementary purposes and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic

financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York State Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



February 26, 2010

BROOKWEINER L.L.C.℠
Certified Public Accountants • Business Consultants

125 South Wacker Drive • 10th Floor • Chicago, Illinois 60606-4433
E-mail: bwmail@brookweiner.com • Web: www.brookweiner.com
312/629-0900 • Fax 312/629-0901

Board of Directors and Members
Northwinds Advisors LLC

Independent Auditors' Report of Internal Control Required by SEC Rule 17a-5

We have audited the financial statements of Northwinds Advisors LLC, formerly known as The Gemini Securities Group LLC, as of December 31, 2009 and 2008, and have issued our report thereon dated February 26, 2010. As part of our audit we considered the Company's internal control structure to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, ("the Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Northwinds Advisors LLC that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



February 26, 2010

NORTHWINDS ADVISORS LLC
(FORMERLY KNOWN AS THE GEMINI SECURITIES GROUP LLC)
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2009	December 31, 2008
CURRENT ASSETS		
Cash	$ 11,569	$ 7,583
Central Registration Deposit (CRD)	10,448	8,454
Total current assets	22,017	16,037
PREPAID EXPENSES	255	655
ORGANIZATIONAL COSTS, NET	-	-
Total assets	$ 22,272	$ 16,692

LIABILITIES AND MEMBERS' CAPITAL

	2009	2008
CURRENT LIABILITIES		
Accounts payable	$ 54	$ 1,014
MEMBERS' CAPITAL		
Members' capital	281,227	211,700
Accumulated deficit	(259,009)	(196,022)
Total members' capital	22,218	15,678
Total liabilities and members' capital	$ 22,272	$ 16,692

See Independent Auditors' Report and Notes to Financial Statements.

NORTHWINDS ADVISORS LLC
(FORMERLY KNOWN AS THE GEMINI SECURITIES GROUP LLC)
STATEMENTS OF LOSS

	Years Ended December 31,	
	2009	2008
FEES	$ 12,343	$ 69,417
EXPENSES		
Amortization	-	1,467
Consulting	13,264	25,497
Advertising	-	-
Registration expense	10,000	10,076
Professional fees	33,002	6,996
Office expense	-	1,798
Insurance expense	954	462
Licenses and permits	745	2,050
Commission expense	17,365	67,500
Total expenses	75,330	115,846
NET LOSS	$ (62,987)	$ (46,429)

See Independent Auditors' Report and Notes to Financial Statements.

NORTHWINDS ADVISORS LLC
(FORMERLY KNOWN AS THE GEMINI SECURITIES GROUP LLC)
STATEMENTS OF CHANGES IN MEMBERS' CAPITAL

	Members' Capital	Accumulated Deficit	Total Members' Capital
Balance at January 1, 2008	$ 189,200	$ (149,593)	$ 39,607
Net loss	-	(46,429)	(46,429)
Capital contribution	22,500	-	22,500
Balance at December 31, 2008	211,700	(196,022)	15,678
Net loss	-	(62,987)	(62,987)
Capital contribution	69,527	-	69,527
Balance at December 31, 2009	$ 281,227	$ (259,009)	$ 22,218

See Independent Auditors' Report and Notes to Financial Statements.

NORTHWINDS ADVISORS LLC
(FORMERLY KNOWN AS THE GEMINI SECURITIES GROUP LLC)
STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (62,987)	$ (46,429)
Adjustments to reconcile net income to net operating cash		
Amortization	-	1,465
Changes in assets and liabilities		
Decrease in central registration deposit	(1,994)	(148)
Decrease in accounts payable	(960)	390
Total adjustments	(2,954)	1,707
Net cash used in operating activities	(65,941)	(44,722)
CASH FLOWS FROM FINANCING ACTIVITIES		
Prepaid expenses	400	-
Member contributions	69,527	22,500
Net cash provided by financing activities	69,927	22,500
NET INCREASE IN CASH	3,986	(22,222)
CASH - BEGINNING	7,583	29,805
CASH - ENDING	$ 11,569	$ 7,583

See Independent Auditors' Report and Notes to Financial Statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Northwinds Advisors LLC (the Company) was organized on July 18, 2003 as a limited liability company. In 2008, the Company amended its operating agreement and changed its name from The Gemini Securities Group LLC to Northwinds Advisors LLC. The Company is a registered securities dealer, per authority of the NASD (National Association of Security Dealers), which maintains an office in Chicago, Illinois. The Company was granted membership in the NASD on January 5, 2005. The Company engages in the distribution of private offerings of limited partnerships, primarily real estate investments and other similarly structured instruments.

Prior to 2007, the Company was a development stage company. The Company is no longer a development stage company as of January 1, 2007. The Company is owned by two single member LLC's, Helios Group LLC and Macatawa Group LLC. The operating agreement provides for net income and losses, tax credits and tax preference items to be allocated 50% to each member.

Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a Limited Liability Company for income tax purposes and the members are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for federal or state income taxes is presented in the Company's financial statements.

Effective January 1, 2009, Northwinds Advisors LLC adopted the provisions of FASB ASC 740, which clarifies the accounting for uncertainty in income taxes. In accordance with these provisions, a tax position is recognized as a benefit only if it is more than 50% likely that the tax position would be upheld in a tax examination. No tax benefit is recorded for tax positions that are 50% or less likely to be upheld in a tax examination. The adoption had no effect on the Company's financial statements.

The Company recognizes interest and penalties related to unrecognized tax benefits as interest and income tax expense, respectively. As of December 31, 2009, the Company had no amounts accrued for interest or penalties.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

Returns filed prior to fiscal year 2007 are closed. The Companies do not expect the total amount of unrecognized tax benefits to significantly change in the next twelve months.

Subsequent Events

Management has evaluated subsequent events through February 26, 2010, the date which the financial statements were availale to be issued.

Amortization of Organization Costs

Certain costs related to the organization of the Company have been capitalized and has been amortized using the straight-line method over 5 years.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Financial Statement Presentation

Certain amounts in the 2008 financial statements have been reclassified to conform to 2009 presentation.

NOTE B – RELATED PARTY TRANSACTIONS

The Company has entered into the following transactions with related parties

Galois Investments LLC

The Company is a limited liability company that is 100 percent owned by Helios Group LLC and Macatawa Group LLC. The Company utilizes common office space, office equipment and personnel with Galois Investments LLC, at no cost.

NORTHWINDS ADVISORS LLC
(FORMERLY KNOWN AS THE GEMINI SECURITIES GROUP LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
AS OF DECEMBER 31, 2009

NET CAPITAL		
Total members' equity for net capital	$	22,218
NON-ALLOWABLE ASSETS		
Prepaid items		255
CRD Deposit		10,448
Organizational costs, net		
Total non-allowable assets		10,703
Total net capital	$	11,515
AGGREGATE INDEBTEDNESS	$	54
Computation of basic net capital requirement		
Minimum net capital required:		
NASD Required NC (6.67% of aggregated indebtedness or $5,000; whichever is greater)	$	5,000
SEC Rule 17a-11 (120% Reqd. NC)	$	6,000
Required net capital	$	5,000
EXCESS NET CAPITAL		
Net capital	$	22,218
Required net capital		5,000
Excess net capital	$	17,218
AGGREGATE INDEBTEDNESS/NET CAPITAL		
Aggregate indebtedness	$	54
Net capital	$	11,515
Ratio AI/NC		0.005
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	11,515
Other audit adjustments (net)		0
Net capital per above	$	11,515

See Independent Auditors' Report.

NORTHWINDS ADVISORS LLC
(FORMERLY KNOWN AS THE GEMINI SECURITIES GROUP LLC)
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT
UNDER EXHIBIT A OF RULE 15C3-3
AS OF DECEMBER 31, 2009

No material differences exist.